UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Reader’s Digest Association, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

755267101 (CUSIP Number)

June 4, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755267101	13G/A	Page 2 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Highfields Capital Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 8,327,431 6. Shared Voting Power -0- 7. Sole Dispositive Power 8,327,431 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,327,431

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 755267101	13G/A	Page 3 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Highfields GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 8,327,431 6. Shared Voting Power -0- 7. Sole Dispositive Power 8,327,431 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,327,431

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 755267101	13G/A	Page 4 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Highfields Capital Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, B.W.I.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6,099,072 6. Shared Voting Power -0- 7. Sole Dispositive Power 6,099,072 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,099,072

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 755267101	13G/A	Page 5 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Jonathon S. Jacobson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 8,327,431 6. Shared Voting Power -0- 7. Sole Dispositive Power 8,327,431 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,327,431

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 755267101	13G/A	Page 6 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Richard L. Grubman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 8,327,431 6. Shared Voting Power -0- 7. Sole Dispositive Power 8,327,431 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,327,431

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 755267101	13G/A	Page 7 of 11 Pages

In light of the events disclosed in the Schedule 13D filed by the Reporting Persons on June 4, 2003, and the Agreement, dated as of June 4, 2003, by and between the Reporting Persons and certain affiliates and the Issuer attached as an exhibit thereto, the Reporting Persons are no longer acquiring or holding securities with a purpose or effect of changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are reporting their beneficial ownership of the Issuer’s securities on Schedule 13G.

Item 1(a).	Name of Issuer:

The Reader’s Digest Association, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Reader’s Digest Road, Pleasantville, New York 10570-7000

Item 2(a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Common Stock of the Issuer directly owned by Highfields Capital I LP (“Highfields I”), Highfields Capital II LP (“Highfields II”) and Highfields Capital Ltd. (collectively, the “Funds”):

(i)	Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”) and investment manager to each of the Funds,

(ii)	Highfields GP LLC, a Delaware limited liability company (“Highfields GP”) and the General Partner of Highfields Capital Management,

(iii)	Jonathon S. Jacobson, a Managing Member of Highfields GP, and

(iv)	Richard L. Grubman, a Managing Member of Highfields GP.

This statement is also being filed by Highfields Capital Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I., with respect to the shares of Common Stock of the Issuer owned by Highfields Capital Ltd. (which shares of Common Stock are also included in the filings for Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman).

Highfields Capital Management, Highfields GP, Highfields Ltd., Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Address for Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman: c/o Highfields Capital Management 200 Clarendon Street, 51st Floor Boston, Massachusetts 02116

Address for Highfields Capital Ltd.: c/o Goldman Sachs (Cayman) Trust, Limited Harbour Centre, Second Floor George Town, Grand Cayman Cayman Islands, B.W.I.

CUSIP No. 755267101	13G/A	Page 8 of 11 Pages

Item 2(c).	Citizenship:

Highfields Capital Management – Delaware

Highfields GP – Delaware

Jonathon S. Jacobson – United States of America

Richard L. Grubman – United States of America

Highfields Capital Ltd. – Cayman Islands, B.W.I.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

755267101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman:

(a)	Amount beneficially owned:

8,327,431 shares of Common Stock

(b)	Percent of Class:

8.5%

CUSIP No. 755267101	13G/A	Page 9 of 11 Pages

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

8,327,431

	(ii)	Shared power to vote or to direct the vote

-0-

	(iii)	Sole power to dispose or to direct the disposition of

8,327,431

	(iv)	Shared power to dispose or to direct the disposition of

-0-

For Highfields Capital Ltd.:

(a)	Amount beneficially owned:

6,099,072 shares of Common Stock

(b)	Percent of class:

6.2%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

6,099,072

	(ii)	Shared power to vote or to direct the vote

-0-

	(iii)	Sole power to dispose or to direct the disposition of

6,099,072

	(iv)	Shared power to dispose or to direct the disposition of

-0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares beneficially owned by Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman are owned by the Funds; Highfields Capital Ltd. individually owns 6.2% of the shares and Highfields I and Highfields II individually own less than 5% of the shares. Highfields Capital Management serves as the investment manager to each of the Funds. Each of Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman has the power to direct the dividends from or the proceeds of the sale of the shares owned by the Funds.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 755267101	13G/A	Page 10 of 11 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2003	HIGHFIELDS CAPITAL MANAGEMENT LP

/s/ KENNETH H. COLBURN
Signature

KENNETH H. COLBURN, AUTHORIZED SIGNATORY
Name/Title

HIGHFIELDS GP LLC

/s/ KENNETH H. COLBURN
Signature

KENNETH H. COLBURN, AUTHORIZED SIGNATORY
Name/Title

HIGHFIELDS CAPITAL LTD

By: Highfields Capital Management LP, its Investment Manager

By: Highfields GP LLC, its General Partner

/S/ KENNETH H. COLBURN
Signature

KENNETH H. COLBURN, AUTHORIZED SIGNATORY
Name/Title

CUSIP No. 755267101	13G/A	Page 11 of 11 Pages

JONATHON S. JACOBSON

/s/ KENNETH H. COLBURN
Signature

KENNETH H. COLBURN, ATTORNEY-IN-FACT
Name/Title

RICHARD L. GRUBMAN

/s/ KENNETH H. COLBURN
Signature

KENNETH H. COLBURN, ATTORNEY-IN-FACT
Name/Title